SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ending December 31, 2003.

OR

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-652

A. Full title of the Plan:

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES.

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

UNIVERSAL CORPORATION

1501 NORTH HAMILTON STREET

RICHMOND, VIRGINIA 23230

(804) 359-9311

EMPLOYEES’ STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Human Resources Policy and Planning Team Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year then ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Richmond, Virginia

June 24, 2004

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Common stock of Universal Corporation	$35,611,132	$31,923,206
Common stock of LandAmerica Financial Group, Inc.	250,012	201,852
Fixed income fund	1,088,205	1,038,304
Temporary cash investments	—	1,797

Net assets available for benefits	$36,949,349	$33,165,159

See accompanying notes.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Investment income:
Net appreciation in market value of investments	$6,116,536
Cash dividends	1,201,778
Interest	44,784

7,363,098

Contributions:
Employer	1,278,365
Employee	1,283,285

2,561,650

Withdrawals of employees’ accounts	(6,140,558)

Net increase	3,784,190

Net assets available for benefits:
December 31, 2002	33,165,159

December 31, 2003	$36,949,349

See accompanying notes.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of the Plan

A complete description of the Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the Sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, the Plan was amended and restated to comply with the Economic Growth Tax Relief Reconciliation Act of 2001.

Contributions

After one year of service and attaining age 21, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from nonvested withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, fixed income fund or to divide their contributions equally between the two funds. Employers’ contributions are invested only in the Universal Corporation Common Stock Fund.

Participant Accounts

Each participant’s account consists of participant’s contributions, the Employer’s matching contribution and credit from forfeitures and an allocation of the Plan’s investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurs according to the following schedule:

Years of Service	Vesting percentage
0-2	0%
3	100%

Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed the lesser of ten years or the participant’s life expectancy.

Termination

While the Sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

LandAmerica Financial Group, Inc. Shares

During 1991, each participant elected to either sell or hold all LandAmerica Financial Group, Inc. (formerly Lawyers Title Corporation) shares distributed to them as a dividend from the spin-off from Universal Corporation.

Participants continuing to hold LandAmerica Financial Group, Inc. shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in LandAmerica Financial Group, Inc. Common Stock are permitted under the Plan.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are held by Bank of New York in a trust fund. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the ex-dividend date, and interest is accrued as earned.

The fixed income fund is primarily invested in the Stable Value Fund I, a pooled fund of investment contracts managed by Wachovia Asset Management. The investment contracts are valued at contract value, which approximates market value. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 2003 the average yield for the fund was 4.16% (4.61% in 2002), and at December 31, 2003 the crediting rating was 2.75% (2.98% at December 31, 2002), which is adjusted daily based on the underlying guaranteed investment contracts.

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

3. Investments

During 2003, the Plan’s investments in common stock (including investments purchased, sold, as well as held during the year) appreciated in fair value by $6,116,536.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2003	2002
Investments at fair value:
Universal Corporation common stock	$35,611,132	$31,923,206
Temporary cash investments	—	1,797

	$35,611,132	$31,925,003

Year ended December 31, 2003
Change in net assets:
Contributions	$2,398,369
Dividends	1,200,026
Interest	1,078
Net appreciation in market value	6,027,319
Withdrawals and forfeitures	(5,940,663)

$3,686,129

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2003
Net assets available for benefits per the financial statements	$36,949,349
Amounts allocated to withdrawn participants	(94,416)

Net assets available for benefits per the Form 5500	$36,854,933

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2003
Benefits paid to participants per the financial statements	$6,140,558
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2003	94,416
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002	(47,568)

Benefits paid to participants per the Form 5500	$6,187,406

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

Notes to Financial Statements (continued)

5. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Related Party Transactions

The administrative expenses of the Plan, which included the trustee’s fees ($29,377 in 2003) are paid by the Sponsor and are not included in the accompanying financial statements.

Under the provisions of the Plan, employees and officers may elect to sell shares of Universal Corporation common stock to the Plan semi-monthly. The trustee then sells the shares on the open market. Purchases from employees totaled $230,355 during the year ended December 31, 2003. Included in this amount are purchases from officers which amounted to $14,941.

Supplemental Schedules

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company,

Incorporated and Designated Affiliated Companies

EIN: 54-0741848

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Number of Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Market Value

Universal Corporation Common Stock Fund
Common stock of Universal Corporation*	806,229	$23,351,132		$35,611,132

LandAmerica Financial Group, Inc. Common Stock Fund
Common stock of LandAmerica Financial Group, Inc.	4,784	*	*	$250,012

Fixed Income Fund
Investments in a fund consisting of guaranteed investment contracts	1,088,205	*	*	$1,088,205

				$36,949,349

*Indicates	party-in-interest to the Plan.
**Participant	– directed investment.

Employees’ Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and

Designated Affiliated Companies

EIN: 54-0741848

Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2003

(a) Identity of Party Involved	(b) Description	(c) Purchase Price	(d) Selling Price		(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category (iii) – Series of Transactions in Excess of 5% of Plan Assets

**	Universal Corporation Common Stock*	$3,565,113	$		$3,565,113	$3,565,113	$
				2,473,629	1,525,132	2,473,629		948,497

Bank of New York	Collective Short Term Investments Fund	7,731,489			7,731,489	7,731,489
				7,730,967	7,730,967	7,730,967

There were no category (i), (ii), or (iv) reportable transactions during 2003.

Columns (e) and (f) are not applicable.

*Indicates	party-in-interest to the Plan.
**	Transactions made on market.